FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For August 31, 2012

Commission File Number: 001-14624

RBS HOLDINGS N.V.

Gustav Mahlerlaan 350
1082 ME Amsterdam
PO Box 12925
The Netherlands
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X           Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

TABLE OF CONTENTS

Item
1	RBS Holdings N.V. – Interim Results for the half year ended 30 June 2012

RBS Holdings N.V.
Interim Results for the half year ended 30 June 2012

RBS Holdings N.V. – 2012 Interim results UNAUDITED

RBS Holdings N.V.
Interim results for the half year ended 30 June 2012

RBS Holdings N.V. is the parent company of The Royal Bank of Scotland N.V. (RBS N.V.) consolidated group of companies and associated companies (RBSH Group). The Royal Bank of Scotland Group plc (RBSG), is the ultimate holding company of RBSH Group. RBSG Group refers to RBSG and its consolidated subsidiaries and associated companies.

RBS Holdings N.V. – 2012 Interim results UNAUDITED	1

Highlights

RBS Holdings N.V. recorded a loss of €1,027 million from continuing operations for the first half of 2012, compared with a loss of €1,456 million in the first half of 2011.

Key points

•
In April 2011, RBSH Group announced its intention to transfer a substantial part of the business activities of RBS N.V. to The Royal Bank of Scotland plc (RBS plc), (the Transfers). As a result, €52.1 billion of assets and €49.6 billion of liabilities have been classified as assets and liabilities of disposal groups as at 30 June 2012, with a corresponding reduction in other captions in the balance sheet.

•
Income decreased by 72% to €236 million in the first half of 2012, principally reflecting lower fee and commission income across all the regions as a result of business divestitures as part of the downsizing of selected activities of the wholesale business and the fall in trading income due to the transfer of trading activities to RBS plc. In addition, the tightening of RBSH Group’s credit spreads in the first half of 2012 led to an own credit charge of €583 million compared with a charge of €348 million in the first half of 2011.

•	Operating expenses decreased to €980 million from €1,371 million, largely due to a reduction in staff costs reflecting employees transferring to RBS plc in 2011 as part of the Transfers.

•
Total impairment losses were €118 million compared with €1,097 million in the first half of 2011. The impairment losses in 2012 related mainly to a small number of single name provisions. The impairment losses in 2011 related mainly to Greek sovereign available-for-sale (AFS) bonds and related interest rate hedge adjustments, reflecting Greece’s fiscal difficulties.

RBS Holdings N.V. – 2012 Interim results UNAUDITED	2

Cautionary statement on forward-looking statements

Certain sections in, or incorporated by reference in, this document contain 'forward-looking statements', such as statements that include the words 'expect', 'estimate', 'project', 'anticipate', 'believes', 'should', 'intend', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'will', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on such expressions.

In particular, this document includes forward-looking statements relating, but not limited to: RBSH Group's restructuring plans, divestments, capitalisation, portfolios, net interest margin, capital ratios, liquidity, risk weighted assets, return on equity, cost: income ratios, leverage and loan: deposit ratios, funding and risk profile, certain ring-fencing proposals, sustainability targets, RBSH Group's future financial performance, the level and extent of future impairments and write-downs, including sovereign debt impairments, the protection provided by the Asset Protection Scheme (APS) back-to-back contracts with The Royal Bank of Scotland plc (RBS plc), and RBSH Group's potential exposures to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk. These statements are based on current plans, estimates and projections, and are subject to inherent risks, uncertainties and other factors which could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements. For example, certain of the market risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: the financial condition of RBSG Group; the global economic and financial market conditions and other geopolitical risks and their impact on the financial industry in general and on RBSH Group in particular; the ability to access sufficient sources of liquidity and funding; the ability to implement strategic plans on a timely basis, or at all, including the disposal of certain Non-Core assets and assets and businesses required as part of the State Aid restructuring plan of RBSG Group; organisational restructuring; including any adverse consequences of a failure to transfer, or delay in transferring, certain business assets and liabilities from RBS N.V. to RBS plc; deteriorations in borrower and counterparty credit quality; the extent of future write-downs and impairment charges caused by depressed asset valuations; unanticipated turbulence in interest rates, yield curves, foreign currency exchange rates, credit spreads, bond prices, commodity prices, equity prices and basis, volatility and correlation risks; changes in the credit ratings of RBSH Group; ineffective management of capital or changes to capital adequacy or liquidity requirements; litigation and regulatory investigations; changes to the valuation of financial instruments recorded at fair value; competition and consolidation in the banking sector; the ability of RBSH Group to attract or retain senior management or other key employees; regulatory or legal changes (including those requiring any restructuring of RBSH Group's operations) in the Netherlands, the United States (US), the United Kingdom (UK), the rest of Europe and other countries in which RBSH Group operates or a change in policy of the government of the Netherlands; changes to regulatory requirements relating to capital and liquidity; changes to the monetary and interest rate policies of the central banks and other governmental and regulatory bodies; changes in Dutch and foreign laws, regulations, accounting standards and taxes, including changes in regulatory capital regulations and liquidity requirements; pension fund shortfalls; general operational risks; reputational risk; general geopolitical and economic conditions in the Netherlands and in other countries in which RBSH Group has significant business activities or investments; the protection provided to RBSH Group pursuant to the

RBS Holdings N.V. – 2012 Interim results UNAUDITED	3

Cautionary statement on forward-looking statements

APS back-to-back contracts and their effect on RBSH Group's financial and capital position; the cross liability resulting from the legal demerger of ABN AMRO Bank N.V. and the Dutch Scheme; limitations on, or additional requirements imposed on, RBSH Group's activities as a result of HM Treasury's investment in RBSG Group; and the success of RBSH Group in managing the risks involved in the foregoing.

The forward-looking statements contained in this document speak only as of the date of this announcement, and RBSH Group does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

For a further discussion of certain risks faced by RBSH Group, see Risk factors on pages 47 to 49.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicitation of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

RBS Holdings N.V. – 2012 Interim results UNAUDITED	4

Operating and financial review

General information
RBSH Group is an international banking group offering a wide range of banking products and financial services on a global basis.

In 2007, RFS Holdings B.V. (RFS Holdings), which was jointly owned by RBSG Group, the Dutch State (successor to Fortis N.V. and Fortis SA/N.V.) and Banco Santander S.A. (together the Consortium Members) completed the acquisition of RBS Holdings N.V. RFS Holdings is the sole shareholder of RBS Holdings N.V.

As at 31 December 2010, RBSG's shareholding in RFS Holdings was increased to 97.7%. RFS Holdings is controlled by RBSG, which is incorporated in the UK and registered at 36 St. Andrew Square, Edinburgh, Scotland. RBSG is the ultimate parent company of RBSH Group. The consolidated financial statements of RBSH Group are included in the consolidated financial statements of RBSG Group.

The interim financial statements contained in the interim results have been prepared in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’ (IAS 34).

Organisational structure
In January 2012, RBSG Group announced changes to its wholesale banking operations in light of a changed market and regulatory environment. The changes resulted in the reorganisation of RBSG Group’s wholesale businesses into ‘Markets’ and ‘International Banking’ and the exit and downsizing of selected activities. The changes ensure the wholesale businesses continue to deliver against RBSG Group’s strategy.

The changes include an exit from cash equities, corporate brokering, equity capital markets and mergers and acquisitions businesses. Significant reductions in balance sheet, funding requirements and cost base in the remaining wholesale businesses will be implemented.

An inevitable consequence of these changes is the need for a smaller workforce. To return to sustainable profitability, the businesses within the core bank need to be improved against a backdrop of challenging market conditions and a tougher regulatory environment. In parallel with the reshaping of its wholesale banking business, RBSH Group has been looking at its support infrastructure in order to achieve an optimal operating set-up and cost base. This review has led to a decision to reduce the number of roles in the Netherlands by approximately 500 FTEs. RBSH Group will, of course, do everything it can to support redundant employees find new jobs, either within or outside RBSG Group. The implementation of these reductions will take place by the end of 2013.

Additionally, as part of the Transfers (described on pages 6 and 7), employees working for RBSH Group in the Netherlands will transfer with the businesses transferring to RBS plc Netherlands Branch. There will be no change in their terms and conditions of employment as a result of this transfer.

The restructure has no impact on RBSH Group's clients as it remains committed to the reshaped wholesale banking proposition, delivering market-leading debt financing, risk management, foreign exchange, rates and transaction services, supported by RBSH Group’s extensive international network.

RBS Holdings N.V. – 2012 Interim results UNAUDITED	5

Operating and financial review (continued)

Organisational structure (continued)
Global Banking & Markets (GBM) and Global Transaction Services (GTS) divisions have been reorganised as follows:
•
The ‘Markets’ business will maintain its focus on fixed income, with strong positions in debt capital raising, securitisation, risk management, foreign exchange and rates. It serves the corporate and institutional clients of all RBSG Group businesses.

•
GBM's corporate banking business combines with the international businesses of the GTS arm into a new ‘International Banking’ unit and provides clients with a 'one-stop shop' access to RBSG Group’s debt financing, risk management and payments services. This international corporate business is self-funded through its stable corporate deposit base.

In consequence, RBSH Group now comprises the following segments:
•	Markets
•	International Banking
•	Central Items
•	Non-Core

Comparative data has been restated to reflect the new segments.

In addition, as a consequence of the Transfers (as described below) and the reduced size of RBSH Group’s balance sheet the following previously disclosed geographical segments: ‘Other Europe’, ‘Americas’ & ‘Asia/Pacific’ have been combined into a new region ‘Rest of World’. Comparative data has been restated accordingly.

Transfers of a substantial part of the business activities of RBS N.V. to RBS plc
On 19 April 2011, the Boards of RBSG, RBS plc, RBS Holdings N.V. and RBS N.V. announced their intention to transfer a substantial part of the business activities of RBS N.V. to RBS plc (the Transfers), subject, amongst other matters, to regulatory and other approvals, and employee consultation procedures. The Transfers are consistent with RBSG Group’s efforts to simplify its structure, thereby reducing risk, cost and complexity. It will streamline the manner in which the businesses within RBSH Group’s Markets & International Banking (M&IB) Divisions interact with clients but will not result in any change to the current business strategy for any of the transferred RBS N.V. businesses and the way in which RBSH Group commercially operates will remain unchanged. It is expected that the Transfers will be implemented on a phased basis over a period ending 31 December 2013.

The transfer of eligible business carried out in the UK, including certain securities issued by RBS N.V. was completed during the last quarter of 2011 (the UK Transfer). A large portion of the transfer was conducted through a banking business transfer scheme under Part VII of the UK Financial Services and Markets Act 2000 on 17 October 2011. Other eligible business that could not be included in the scheme was transferred via novations or market mechanisms and UK subsidiaries of RBS N.V. were sold to RBS plc.

Since the 2011 year end, assets and liabilities largely relating to businesses in Singapore, Hong Kong and Kazakhstan were transferred to RBS plc by a combination of local schemes of arrangement, novations and subsidiary share sales.

RBS Holdings N.V. – 2012 Interim results UNAUDITED	6

Operating and financial review (continued)

Transfers of a substantial part of the business activities of RBS N.V. to RBS plc (continued)
The transfers described below are classified as assets and liabilities of disposal groups as at 30 June 2012, collectively named (June 2012 Transfers). They are expected to take place within a year of the balance sheet date.

On 8 August 2012 the Court of Session in Scotland approved the planned transfer of eligible RBS N.V. businesses in the Netherlands and certain EMEA countries to RBS plc on 10 September 2012.  The transfer remains subject to further regulatory approvals. The transfers will be executed by way of a Dutch statutory demerger (the Demerger) from RBS N.V. into RBS II B.V. (the acquiring company); then onto RBS plc by way of a cross-border merger from RBS II B.V. into RBS plc (the Merger, and together with the Demerger, the Dutch Scheme), after which RBS II B.V. will cease to exist.

Other eligible businesses in the Netherlands and certain EMEA countries, as well as businesses in North America, are expected to be transferred via novations or market mechanisms and subsidiary share sales.

Also included in the June 2012 Transfers, are transfers of the Chinese, Korean, Malaysian, Indonesian and Russian subsidiaries of RBS N.V. These subsidiary transfers will be by way of share sales, subject to regulatory and other approvals and further analysis.

For further details of the assets and liabilities held for disposal as at 30 June 2012 see Note 8 on pages 29 to 30.

As announced on 19 April 2011, RBSG Group is committed to providing the necessary support to ensure that RBS N.V. continues to meet its commitments during and after the Transfers.

EC remedy
On 26 November 2009, RBSG entered into a State Aid Commitment Deed with HM Treasury of the UK Government, containing commitments and undertakings given by RBSG to HM Treasury that are designed to ensure that HM Treasury is able to comply with the commitments given by it to the European Commission for the purpose of obtaining approval for the State aid provided to RBSG. As part of these commitments, RBSG agreed that RBS Holdings N.V. will not pay investors any coupons on, or exercise any call rights in relation to, the hybrid capital instruments issued by RBS N.V. listed below, unless in any such case there is a legal obligation to do so, for an effective period of two years. RBSH Group is also subject to restrictions on the exercise of call rights in relation to its other hybrid capital instruments.

–	5.90% Non-cumulative Guaranteed Trust Preferred Securities of RBS Capital Funding Trust V (formerly ABN AMRO Capital Funding Trust V) (US74928K2087)
–	6.25% Non-cumulative Guaranteed Trust Preferred Securities of RBS Capital Funding Trust VI (formerly ABN AMRO Capital Funding Trust VI) (US74928M2044)
–	6.08% Non-cumulative Guaranteed Trust Preferred Securities of RBS Capital Funding Trust VII (formerly ABN AMRO Capital Funding Trust VII) (US74928P2074)

The two-year distribution restriction period in relation to the hybrid capital instruments started on 1 April 2011.

RBS Holdings N.V. – 2012 Interim results UNAUDITED	7

Operating and financial review (continued)

Results of operations for the half year ended 30 June 2012

Set out below are summarised income statements for the half years ended 30 June 2012 and 2011.

	First half 2012 €m	First half 2011 €m

Net interest income	368	321
Non-interest (loss)/income	(132)	508

Total income	236	829
Operating expenses	(980)	(1,371)

Loss before impairment losses	(744)	(542)
Impairment losses	(118)	(1,097)

Operating loss before tax	(862)	(1,639)
Tax (charge)/credit	(165)	183

Loss from continuing operations	(1,027)	(1,456)
Profit from discontinued operations, net of tax	11	22

(Loss) for the period	(1,016)	(1,434)
Attributable to:

Non-controlling interests	-	-
Controlling interests	(1,016)	(1,434)

Operating loss
Operating loss before tax was €862 million compared with a loss of €1,639 million in the first half of 2011. Operating loss before tax, excluding the own credit charge of €583 million was €279 million compared with a loss of €1,291 million in the first half of 2011, excluding the own credit charge of €348 million.

Total income
Total income decreased by 72% to €236 million from €829 million in the first half of 2011.

Net interest income increased by 15% to €368 million from €321 million in the first half of 2011. This was mainly due to reduced funding costs following business transfers to RBS plc. This was partially offset by the impact of the current low interest rate environment across the regions and as a result of business divestitures in Asia as part of the downsizing of selected activities of the wholesale business.

Non-interest (loss)/income decreased to a loss of €132 million from a gain of €508 million in the first half of 2011. This was largely related to a fall in fee and commission income across all regions with the major decrease in Asia as a result of business divestitures as part of the downsizing of selected activities of the wholesale business. Non-interest income was also impacted by lower income from trading activities in the UK due to the transfer of trading activities to RBS plc. The tightening of credit spreads in the first half of 2012 led to an own credit charge of €583 million compared with a charge of €348 million in the first half of 2011.

Operating expenses decreased by 29% to €980 million from €1,371 million in the first half of 2011. This decrease was largely due to a reduction in staff costs resulting from employees transferring to RBS plc and business divestitures.

RBS Holdings N.V. – 2012 Interim results UNAUDITED	8

Operating and financial review (continued)

Impairment losses
Impairment losses were €118 million compared with €1,097 million in the first half of 2011. Impairment losses in 2012 related mainly to a small number of specific provisions. Impairment losses in 2011 related mainly to Greek sovereign AFS bonds and related interest rate hedge adjustments, reflecting Greece’s fiscal difficulties.

Profit from discontinued operations
Profit from discontinued operations was €11 million compared with €22 million in the first half of 2011. This profit relates to the remaining Dutch State acquired businesses held within RBS Holdings N.V.

Capital and capital ratios
Capital ratios at 30 June 2012 were 8.5% (Core Tier 1), 11.7% (Tier 1) and 17.3% (Total).

RBS Holdings N.V. – 2012 Interim results UNAUDITED	9

Operating and financial review (continued)

Results of operations for the half year ended 30 June 2012 by segment

The following table sets out the operating (loss)/profit before tax, relating to the Core segments (Markets, International Banking, Central Items) and the Non-Core segment for the half years ended 30 June 2012 and 2011.

	First half 2012 €m	First half 2011 €m
Operating (loss)/profit before tax
Markets	(544)	(357)
International Banking	28	(39)
Central Items	(231)	(1,092)

Total Core	(747)	(1,488)
Non-Core	(115)	(151)

Total	(862)	(1,639)

The following table sets out the operating (loss)/profit before tax, relating to the Core segments (Markets, International Banking, Central Items) and the Non-Core segment for the half years ended 30 June 2012 and 2011, excluding the own credit charge of €583 million (€348 million in the first half of 2011).

	First half 2012 €m	First half 2011 €m
Operating (loss)/profit before tax excluding own credit adjustments
Markets	(145)	55
International Banking	28	(39)
Central Items	(47)	(1,156)

Total Core	(164)	(1,140)
Non-Core	(115)	(151)

Total	(279)	(1,291)

RBS Holdings N.V. – 2012 Interim results UNAUDITED	10

Operating and financial review (continued)

Results of operations for the half year ended 30 June 2012 by segment (continued)

Markets	First half 2012 €m	First half 2011 €m

Net interest income	94	28
Non-interest income	(138)	328

Total income	(44)	356

Operating expenses	(465)	(710)
Impairment losses	(35)	(3)

Operating loss before tax	(544)	(357)

Key points

•
Operating loss before tax was €544 million compared with a loss of €357 million in the first half of 2011. Operating loss before tax, excluding the own credit charge of €399 million was €145 million compared with a profit of €55 million in the first half of 2011, excluding the own credit charge of €412 million.

•
Net interest income increased to €94 million from €28 million in the first half of 2011 reflecting reduced funding costs following business transfers to RBS plc. This was partly offset by a decrease in net interest income in Asia as a result of business divestitures as part of the downsizing of selected activities of the wholesale business.

•
Non-interest income in aggregate was a loss of €138 million compared with income of €328 million in the first half of 2011. This largely relates to lower fee and commission income earned in Asia as a result of business divestitures and lower trading income due to the transfer of trading activities to RBS plc.

•
Operating expenses decreased by 35% to €465 million from €710 million in the first half of 2011 reflecting a reduction in staff costs resulting mainly from employees transferring to RBS plc and business divestitures in Asia.

•	Impairment losses, which related to a small number of specific provisions, were €35 million compared with €3 million in the first half of 2011.

RBS Holdings N.V. – 2012 Interim results UNAUDITED	11

Operating and financial review (continued)

Results of operations for the half year ended 30 June 2012 by segment (continued)

International Banking	First half 2012 €m	First half 2011 €m

Net interest income	185	230
Non-interest income	242	228

Total income	427	458

Operating expenses	(372)	(347)
Impairment losses	(27)	(150)

Operating profit/(loss) before tax	28	(39)

Key points

•	Operating profit before tax was €28 million compared with a loss of €39 million in the first half of 2011.
•	Net interest income decreased by 20% to €185 million from €230 million in the first half of 2011 reflecting business transfers to RBS plc and the impact of the current low interest rate environment.
•
Non-interest income increased by 6% to €242 million from €228 million in the first half of 2011. This was due to higher transactional exchange rate trading income which was partially offset by lower fees and commissions across all regions and specifically in the UK as a result of business transfers to RBS plc.

•
Operating expenses increased by 7% to €372 million from €347 million in the first half of 2011 reflecting investment in client-facing staff, business improvement initiatives and technology and support infrastructure.

•	Impairment losses were €27 million compared with €150 million in the first half of 2011. Impairment losses in 2011 were largely driven by a single name provision.

RBS Holdings N.V. – 2012 Interim results UNAUDITED	12

Operating and financial review (continued)

Results of operations for the half year ended 30 June 2012 by segment (continued)

Central Items	First half 2012 €m	First half 2011 €m

Net interest expense	(18)	(84)
Non-interest (loss)/income	(141)	43

Total loss	(159)	(41)

Operating expenses	(37)	(81)
Impairment losses	(35)	(970)

Operating loss before tax	(231)	(1,092)

Key points

•
Operating loss before tax was €231 million compared with a loss of €1,092 million in the first half of 2011. Operating loss before tax, excluding the own credit charge of €184 million was €47 million compared with a loss of €1,156 million in the first half of 2011, excluding the own credit gain of €64 million.

•
Net interest expense decreased by 79% to €18 million from €84 million in the first half of 2011. This is due to reduced funding costs following the business transfers to RBS plc in 2011. Third party funding was replaced by RBSG Group internal funding at more favourable rates.

•
Non-interest income in aggregate was a loss of €141 million compared with income of €43 million in the first half of 2011 mainly due to the tightening of credit spreads in the first half of 2012 which led to an own credit charge of €184 million compared with a gain of €64 million in the first half of 2011.

•
Operating expenses decreased by 54% to €37 million from €81 million in the first half of 2011. This decrease is largely due to a one-off gain related to a litigation settlement as well as lower staff costs reflecting a decrease in full time equivalent number of employees.

•
Impairment losses were €35 million compared with €970 million in the first half of 2011. The impairment losses for both half years relate to Greek sovereign AFS bonds and related interest rate hedge adjustments, reflecting Greece’s fiscal difficulties. In the first half of 2012, as part of Private Sector Involvement in the Greek government bail-out, the vast majority of this portfolio was exchanged for Greek sovereign debt and European Financial Stability Facility notes; the Greek sovereign debt received in the exchange was sold.

RBS Holdings N.V. – 2012 Interim results UNAUDITED	13

Operating and financial review (continued)

Results of operations for the half year ended 30 June 2012 by segment (continued)

Non-Core	First half 2012 €m	First half 2011 €m

Net interest income	107	147
Non-interest loss	(95)	(91)

Total income	12	56

Operating expenses	(106)	(233)
Impairment (losses)/ recoveries	(21)	26

Operating loss before tax	(115)	(151)

Key points

•	Operating loss before tax was €115 million compared with a loss of €151 million in the first half of 2011.
•	Net interest income decreased by 27% to €107 million from €147 million in the first half of 2011. This is mainly due to loans maturing and disposals of Non-Core assets and businesses.
•	Non-interest loss was in line with the first half of 2011.
•
Operating expenses decreased by 55% to €106 million from €233 million in the first half of 2011 reflecting a reduction in staff costs resulting from employees transferring to RBS plc and business divestitures in Asia.

•
Impairment losses amounted to €21 million compared with a recovery of €26 million in the first half of 2011. Loan impairments for the first half of 2012 comprise a charge of €65 million partly offset by compensation under the APS back-to-back agreement with RBS plc of €27 million and a release of €17 million of latent loss provision.

RBS Holdings N.V. – 2012 Interim results UNAUDITED	14

Operating and financial review (continued)

Key metrics
	30 June 2012 €m	31 December 2011 €m
Balance sheet
Funded balance sheet1	101,140	127,534
Total assets	113,848	146,672
Total risk elements in lending 2	648	2,097
Risk elements in lending as a % of gross lending to customers excluding reverse repos	7.2%	6.8%
Closing provisions for impairment as a % of total risk elements in lending 2	92.9%	75.0%

Notes:
(1)	Funded balance sheet represents total assets less derivatives.
(2)
Risk elements in lending (REIL) comprises impaired loans and accruing loans past due 90 days or more as to principal or interest. Impaired loans comprise all loans for which an impairment provision has been established; for collectively assessed loans, impairment loss provisions are not allocated to individual loans and the entire portfolio is included in impaired loans. Loans are classified as accruing loans past due 90 days or more where they are past due 90 days but where no impairment provision is recognised. This category is used for fully collateralised non-revolving credit facilities.

Key points
•
The funded balance sheet decreased by €26.4 billion to €101.1 billion at 30 June 2012, largely as a result of a decrease in debt securities reflecting sales and maturing of government securities, lower loans and advances to customers and transfers of businesses to RBS plc as part of the Transfers in the first half of the year.

•	Risk elements in lending as a percentage of gross lending to customers excluding reverse repos increased from 6.8% at 31 December 2011 to 7.2% at 30 June 2012.

Capital ratios	30 June 2012	31 December 2011

Risk-weighted assets	€51,508 m	€58,711 m
Core Tier 1 ratio	8.5%	8.4%
Tier 1 ratio	11.7%	12.0%
Total capital ratio	17.3%	17.5%

Key point
•	The decrease in the Tier 1 ratio reflects the impact on regulatory capital of a revised interpretation of the tax treatment of certain adjustments.

RBS Holdings N.V. – 2012 Interim results UNAUDITED	15

Operating and financial review (continued)

Participation in UK Government's Asset Protection Scheme
On 22 December 2009, RBS N.V. and RBS plc entered into two APS back-to-back contracts, a financial guarantee and a credit default swap arrangement, in relation to the RBS N.V. Covered Assets (the Contracts) to de-risk future earnings. These agreements provide RBS N.V. with 100% protection over a portfolio of covered assets.

The APS back-to-back covered portfolio for the year ended 30 June 2012 was €7.9 billion (31 December 2011 - €10.9 billion), with an average remaining maturity of four years. At 30 June 2012 the carrying value of the prepaid fee for the financial guarantee contract was €259 million (31 December 2011 - €323 million). The net carrying value of the credit derivative was €13 million (liability), (31 December 2011 - €8 million (liability)), which consists of the fair value of the credit derivative of €208 million against collateral of €221 million placed by RBS plc (31 December 2011 - €213 million against €221 million, respectively).

Assets are being transferred from RBS N.V. to RBS plc as a part of the Transfers. Unamortised fees on the APS back-to-back agreement covered assets, which are transferred, will be reimbursed by RBS plc to RBS N.V.; consequently there will be no accelerated amortisation or future profit or loss impact of the APS back-to-back agreement fees paid on transferred assets. The total unamortised fees on related covered assets included in the UK Transfers during the last quarter of 2011 amounted to approximately €99 million. Unamortised fees on covered assets due to transfer under the Dutch Scheme amount to approximately €80 million.

RBS Holdings N.V. – 2012 Interim results UNAUDITED	16

Condensed Consolidated Financial Statements

RBS Holdings N.V. – 2012 Interim results UNAUDITED	17

Condensed consolidated income statement
for the half year ended 30 June 2012 (unaudited)

	Note	First half 2012 €m	First half 2011 €m	Full year 2011 €m

Interest receivable		977	1,127	2,352
Interest payable		(609)	(806)	(1,664)

Net interest income		368	321	688

Fees and commissions receivable		300	587	1,039
Fees and commissions payable		(151)	(128)	(367)
Income from trading activities		52	229	646
Other operating (loss)/income		(333)	(180)	1,923

Non-interest (loss)/income		(132)	508	3,241

Total income		236	829	3,929
Operating expenses		(980)	(1,371)	(2,427)

(Loss)/profit before impairment losses		(744)	(542)	1,502
Impairment losses	3	(118)	(1,097)	(1,765)

Operating loss before tax		(862)	(1,639)	(263)
Tax (charge)/credit	4	(165)	183	(433)

Loss from continuing operations		(1,027)	(1,456)	(696)
Profit from discontinued operations, net of tax	7	11	22	40

Loss for the period		(1,016)	(1,434)	(656)

Loss attributable to:
Controlling interests		(1,016)	(1,434)	(656)

The accompanying notes on pages 24 to 35 form an integral part of these condensed consolidated interim financial statements.

RBS Holdings N.V. – 2012 Interim results UNAUDITED	18

Condensed consolidated statement of comprehensive income
for the half year ended 30 June 2012 (unaudited)

	First half 2012 €m	First half 2011 €m	Full year 2011 €m

Loss for the period	(1,016)	(1,434)	(656)

Other comprehensive income
Available-for-sale financial assets	172	982	274
Cash flow hedges	3	16	9
Currency translation account	21	(138)	(476)

Other comprehensive income/(loss) before tax	196	860	(193)

Tax charge	(10)	(262)	(776)
Other comprehensive income/(loss) after tax	186	598	(969)

Total comprehensive loss for the reporting period	(830)	(836)	(1,625)

Attributable to:
Non-controlling interests	-	(2)	(3)
Controlling interests	(830)	(834)	(1,622)

	(830)	(836)	(1,625)

The accompanying notes on pages 24 to 35 form an integral part of these condensed consolidated interim financial statements.

RBS Holdings N.V. – 2012 Interim results UNAUDITED	19

Condensed consolidated balance sheet
at 30 June 2012 (unaudited)

	Note	30 June 2012 €m	31 December 2011 €m

Assets
Cash and balances at central banks		718	12,609
Loans and advances to banks		9,374	27,053
Loans and advances to customers		8,397	29,578
Debt securities		24,605	39,645
Equity shares		1,033	3,093
Settlement balances		359	2,608
Derivatives		12,708	19,138
Intangible assets		67	115
Property, plant and equipment		55	152
Deferred tax		339	444
Prepayments, accrued income and other assets		1,886	5,018
Assets of disposal groups	8	54,307	7,219

Total assets		113,848	146,672

Liabilities
Deposits by banks		25,422	46,520
Customer accounts		4,637	39,601
Debt securities in issue		7,642	17,714
Settlement balances and short positions		578	3,409
Derivatives		12,450	19,868
Accruals, deferred income and other liabilities		2,382	3,835
Retirement benefit liabilities		31	60
Deferred tax		19	116
Subordinated liabilities		7,046	6,859
Liabilities of disposal groups	8	51,157	5,351

Total liabilities		111,364	143,333

Equity

Equity attributable to non-controlling interests		1	21
Equity attributable to controlling interests		2,483	3,318

Total equity		2,484	3,339

Total liabilities and equity		113,848	146,672

The accompanying notes on pages 24 to 35 form an integral part of these condensed consolidated interim financial statements.

RBS Holdings N.V. – 2012 Interim results UNAUDITED	20

Commentary on condensed consolidated balance sheet

Total assets amounted to €113.8 billion at 30 June 2012, a decrease of €32.8 billion since 31 December 2011. The June 2012 Transfers, as discussed on pages 6 and 7, are classified as a disposal group as at 30 June 2012, increasing both asset and liabilities of disposal groups significantly with a corresponding decrease in other balance sheet captions.

Cash and balances at central banks decreased by €11.9 billion compared with 31 December 2011. The decrease is due to the June 2012 Transfers being classified as assets of disposal groups (€16.7 billion). This was partially offset by an increase in cash held at central banks for liquidity purposes.

Loans and advances to banks decreased by €17.7 billion compared with 31 December 2011, largely as a result of a decline in bank placings and as a result of the June 2012 Transfers being classified as assets of disposal groups (€5.6 billion).

Loans and advances to customers decreased by €21.2 billion compared with 31 December 2011, due to the June 2012 Transfers being classified as assets of disposal groups (€17.5 billion) and the sale of businesses in Singapore and Hong Kong to RBS plc.

Debt securities decreased by €15.0 billion compared with 31 December 2011 driven by a reduction in holdings of Eurozone government and financial institution bonds (€9.8 billion), the June 2012 Transfers being classified as assets of disposal groups (€4.3 billion) and the sale of businesses in Singapore and Hong Kong to RBS plc (€1.0 billion).

Equity shares decreased by €2.0 billion compared with 31 December 2011 due to the June 2012 Transfers being classified as assets of disposal groups (€2.1 billion).

Derivative assets and liabilities decreased by €6.4 billion and €7.4 billion respectively, compared with 31 December 2011, largely as a result of the June 2012 Transfers being classified as assets (€3.6 billion) and liabilities (€4.1 billion) of disposal groups.

Deposits by banks decreased by €21.1 billion to €25.4 billion at 30 June 2012, mainly due to the June 2012 Transfers being classified as liabilities of disposal groups (€8.6 billion). In addition the decrease is due to the downsizing of the fiduciary business in Markets and planned reductions in funding from RBS plc. This was partially offset by an increase in funding provided by the European Central Bank’s Long Term Refinancing Operation (LTRO).

Customer accounts decreased by €35.0 billion compared with 31 December 2011, mainly due to the June 2012 Transfers being classified as liabilities of disposal groups (€26.2 billion) and the transfer of balances to RBS plc in relation to the sale of businesses in Singapore and Hong Kong, in the first half of the year.

Debt securities in issue fell by €10.1 billion to €7.6 billion at 30 June 2012, largely as a result of the June 2012 Transfers being classified as assets of disposal groups (€8.1 billion) and a decrease in notes and commercial paper outstanding reflecting positions maturing.

Settlement balances and short positions decreased by €2.8 billion to €0.6 billion compared with 31 December 2011 largely reflecting the transfer of balances to RBS plc.

RBS Holdings N.V. – 2012 Interim results UNAUDITED	21

Condensed consolidated statement of changes in equity
for the half year ended 30 June 2012 (unaudited)

	Note	First half 2012 €m	First half 2011 €m	Full year 2011 €m

Called-up share capital
At beginning of period		1,852	1,852	1,852
Transfer to share premium	6	(1,852)	-	-

At end of period		0	1,852	1,852

Share premium account
At beginning of period		2,187	2,187	2,187
Transfer from shared capital	6	1,852	-	-

At end of period		4,039	2,187	2,187

Available-for-sale reserve
At beginning of period		(2,918)	(2,419)	(2,419)
Unrealised gains/(losses) in the year		103	31	(1,155)
Realised losses/(gains) in the year		69	951	1,429
Taxation		(5)	(246)	(773)

At end of period		(2,751)	(1,683)	(2,918)

Cash flow hedging reserve
At beginning of period		(22)	(28)	(28)
Other comprehensive income for the period		3	16	9
Taxation		(5)	(6)	(3)

At end of period		(24)	(18)	(22)

Foreign exchange reserve
At beginning of period		(49)	427	427
Other comprehensive (loss)/income for the period		21	(136)	(476)
Taxation		-	(10)	-

At end of period		(28)	281	(49)

Retained earnings
At beginning of period		2,268	2,929	2,929
Loss attributable to controlling interests		(1,016)	(1,434)	(656)
Other changes		(5)	(9)	(5)

At end of period		1,247	1,486	2,268

Equity attributable to controlling interests		2,483	4,105	3,318

Non-controlling interests
At beginning of period		21	24	24
Comprehensive loss in the year		-	(2)	(3)
Disposal		(20)	-	-

At end of period		1	22	21

Total equity at end of period		2,484	4,127	3,339

The accompanying notes on pages 24 to 35 form an integral part of these condensed consolidated interim financial statements.

RBS Holdings N.V. – 2012 Interim results UNAUDITED	22

Condensed consolidated cash flow statement
for the half year ended 30 June 2012 (unaudited)

	First half 2012 €m	First half 2011 €m	Full year 2011 €m

Operating activities
Operating loss before tax	(1,016)	(1,609)	(210)
Adjustments for non-cash items	(128)	1,547	2,620

Net cash (outflow)/inflow from trading activities	(1,144)	(62)	2,410
Changes in operating assets and liabilities	(1,688)	6,042	(5,343)

Net cash flows from operating activities before tax	(2,832)	5,980	(2,933)
Income taxes received/(paid)	89	(38)	(11)

Net cash flows from operating activities	(2,743)	5,942	(2,944)

Net cash flows from investing activities	10,325	(569)	9,349

Net cash flows from financing activities	(144)	(901)	(340)

Effects of exchange rate changes on cash and cash equivalents	106	(613)	125

Net increase in cash and cash equivalents	7,544	3,859	6,190
Cash and cash equivalents at beginning of period	9,744	3,554	3,554

Cash and cash equivalents at end of period	17,288	7,413	9,744

The accompanying notes on pages 24 to 35 form an integral part of these condensed consolidated interim financial statements.

RBS Holdings N.V. – 2012 Interim results UNAUDITED	23

Notes to the condensed consolidated financial statements

1. Basis of preparation
RBS Holdings N.V.’s condensed consolidated financial statements for the half year ended 30 June 2012 are prepared in accordance with International Accounting Standard 34: ‘Interim Financial Reporting’ (IAS 34).

The condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the RBS Holdings N.V.’s audited financial statements, as part of the 2011 Annual Report and Accounts.

The condensed consolidated financial statements are unaudited. In the opinion of management, all relevant disclosures necessary for an understanding of the changes in financial position and performance of RBS Holdings N.V. since the end of the last annual reporting period have been made.

The condensed consolidated financial statements are presented in euros, which is the functional and presentation currency of RBS Holdings N.V., rounded to the nearest million.

2. Accounting policies
The annual accounts are prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) of the IASB, as adopted by the European Union (EU) (together IFRS). There have been no significant changes to RBSH Group’s principal accounting policies as set out on pages 113 to 124 of the 2011 Annual Report and Accounts.

Recent developments in IFRS
In May 2012, the IASB issued Annual Improvements 2009-2011 Cycle which clarified:
•	the requirements for comparative information in IAS 1 Presentation of Financial Statements and IAS 34 Interim Financial Reporting;
•	the classification of servicing equipment in IAS 16 Property, Plant and Equipment;
•	the accounting for the tax effect of distributions to holders of equity instruments in IAS 32 Financial Instruments: Presentation;
•	and the requirement to disclose segmental net assets in IAS 34.

None of the amendments are effective before 1 January 2013. Earlier application is permitted. RBSH Group is reviewing the amendments to determine their effect, if any, on RBSH Group’s financial reporting.

RBS Holdings N.V. – 2012 Interim results UNAUDITED	24

Notes to the condensed consolidated financial statements (continued)

3. Loan impairment provisions
Operating loss is stated after charging loan impairment losses of €104 million (year ended 31 December 2011 - €360 million). The balance sheet loan impairment provisions decreased in the half year ended 30 June 2012 from €1,572 million to €602 million and the movements thereon were:

	First half 2012 €m	Full year 2011 €m

At beginning of period	1,572	1,572
Transfer to disposal groups	(749)	-
Currency translation and other adjustments	38	68
Disposals	(75)	(45)
Amounts written-off	(290)	(397)
Recoveries of amounts previously written-off	5	22
Charge to the income statement	104	360
Unwind of discount	(3)	(8)

At end of period	602	1,572

The provision for impairment losses at 30 June 2012 includes nil (31 December 2011 - €45 million) relating to loans and advances to banks.

Impairment losses charged to the income statement comprise:

	First half 2012 €m	First half 2011 €m

Loan impairment losses	(104)	(161)
Recoveries under APS back-to-back agreement	21	34
Impairment losses on securities	(35)	(970)

Impairment losses	(118)	(1,097)

Impairment losses on securities
The impairment losses on securities relate to Greek sovereign AFS bonds and related interest rate hedge adjustments, reflecting Greece’s fiscal difficulties. Cumulative unrealised losses within the AFS reserve related to these bonds are recycled to profit and loss as an impairment charge. See page 41 for additional information on the AFS positions within RBSH Group.

RBS Holdings N.V. – 2012 Interim results UNAUDITED	25

Notes to the condensed consolidated financial statements (continued)

4. Taxation
The actual tax (charge)/credit differs from the expected tax (charge)/credit computed by applying the standard Dutch corporation tax rate of 25% as follows:

	First half 2012 €m	First half 2011 €m

Loss before tax	(862)	(1,639)

Expected tax credit	191	410
Non-deductible items	(14)	(3)
Non-taxable items	13	6
Foreign profits taxed at other rates	(2)	9
Reduction in deferred tax assets following change in the rate of UK corporation tax	-	(21)
Derecognition of deferred tax asset in respect of losses from prior periods (1)	(193)	-
Losses in period where no deferred tax asset recognised	(119)	(301)
Losses brought forward and utilised	10	13
Adjustments in respect of prior periods	(51)	70

Actual tax (charge)/credit	(165)	183

Note:
(1)	Largely relating to the derecognition of deferred tax assets in respect of losses in Australia.

5. Segmental analysis
In January 2012, RBSG Group announced the reorganisation of its wholesale businesses into 'Markets' and 'International Banking'. RBSH group divisional results have been presented based on the new organisational structure. Refer to ‘Organisational structure’ on pages 5 and 6 for further details. Comparatives have been restated accordingly. Total revenue, operating (loss)/profit before tax and total assets by division are shown in the tables below.

	First half 2012			First half 2011
	External €m	Inter segment €m	Total €m	External €m	Inter segment €m	Total €m
Total income

Markets (1)	(173)	129	(44)	363	(7)	356
International Banking	469	(42)	427	517	(59)	458
Central Items (2)	(102)	(57)	(159)	(147)	106	(41)

Core	194	30	224	733	40	773
Non-Core	42	(30)	12	96	(40)	56

Total	236	-	236	829	-	829

Notes:
(1)	Total income, excluding the own credit charge of €399 million was €355 million compared with a gain of €768 million in the first half of 2011, excluding the own credit charge of €412 million.
(2)	Total income, excluding the own credit charge of €184 million was €25 million compared with a loss of €105 million in the first half of 2011, excluding the own credit gain of €64 million.

RBS Holdings N.V. – 2012 Interim results UNAUDITED	26

Notes to the condensed consolidated financial statements (continued)

5. Segmental analysis (continued)

	First half 2012 €m	First half 2011 €m

Operating (loss)/ profit before tax
Markets (1)	(544)	(357)
International Banking	28	(39)
Central Items (2)	(231)	(1,092)

Core	(747)	(1,488)
Non-Core	(115)	(151)

Total	(862)	(1,639)

Notes:
(1)
Operating loss before tax, excluding the own credit charge of €399 million was €145 million compared with a profit of €55 million in the first half of 2011, excluding the own credit charge of €412 million.

(2)
Operating loss before tax, excluding the own credit charge of €184 million was €47 million compared with a loss of €1,156 million in the first half of 2011, excluding the own credit gain of €64 million.

	30 June 2012 €m	31 December 2011 €m

Total assets
Markets	46,047	71,665
International Banking	19,784	23,901
Central Items	36,903	38,647

Core	102,734	134,213
Non-Core	10,538	11,930

	113,272	146,143
Dutch State acquired businesses	576	529

	113,848	146,672

RBS Holdings N.V. – 2012 Interim results UNAUDITED	27

Notes to the condensed consolidated financial statements (continued)

6. Share capital
	Number	€m
Issued and fully paid
At 1 January 2012	3,306,843,332	1,852
Transferred to share premium	(3,306,754,046)	(1,852)

Balance at 30 June 2012	89,286	0

The Company’s authorised share capital amounts to €224,000. It is divided into 400,000 ordinary shares, each with a nominal value of €0.56. There are no issued ordinary shares that have not been fully paid. The General Meeting of Shareholders of RBS Holdings N.V. approved on 29 February 2012 and executed on 21 June 2012, a reduction of the issued capital to €50,000 through a purchase of 3,306,754,046 shares from its shareholder for no consideration followed by a cancellation of those shares, and to reduce its authorised capital to €224,000.

7. Profit from discontinued operations
Profit from discontinued operations in 2012 and 2011 relates to the remaining Dutch State acquired businesses held within RBS Holdings N.V.

The income statement of discontinued operations:
	First half 2012 €m	First half 2011 €m

Operating income	19	20
Operating expense	(1)	(2)
Loan impairment and other credit risk provisions	(1)	12

Operating profit from discontinued operations before tax	17	30
Tax	(6)	(8)

Profit from discontinued operations net of tax	11	22

Cash flows attributable to discontinued operations:
The effect of net cash flows from discontinued operations on the consolidated assets and liabilities of RBSH Group for 30 June 2012 was nil (31 December 2011 - nil), due to the net cash flows being internally funded.

RBS Holdings N.V. – 2012 Interim results UNAUDITED	28

Notes to the condensed consolidated financial statements (continued)

8. Assets and liabilities of disposal groups
As at 30 June 2012 the assets and liabilities of disposal groups represented balances of a number of businesses in the Asian and EMEA regions in the Non-Core Segment and within Markets in the Latin American region and remaining Private Equity portfolios within the Non-Core segment, as well as the remaining Dutch State acquired businesses. In addition, they include the June 2012 Transfers, as defined on page 7.

Part of the June 2012 Transfers, relating to eligible RBS N.V. businesses in the Netherlands and certain EMEA countries, are expected to take place on 10 September 2012. The transfers will be executed by way of the ‘Dutch Scheme’, see pages 6 and 7 for further details. Other eligible business in the Netherlands and certain EMEA countries will transfer via novations or market mechanisms and subsidiary share sales. The businesses in the Netherlands and certain EMEA countries relate mainly to the Markets and International Banking businesses, including the Transaction Services business and a substantial number of loans. The Markets business includes most Dutch, German and Italian law governed securitised products and a number of over the counter transactions (OTCs).

Also included in the June 2012 Transfers are the transfers of North American assets and liabilities and the subsidiaries of RBS N.V. located in China, Malaysia, South Korea, Indonesia and Russia. These transfers are due to take place within a year of the balance sheet date and will be transferred by novations, market mechanisms or share sales; subject to further analysis and required regulatory and other approvals. These businesses relate to the Markets and International Banking segments. The business located in North America is largely business focusing on deposit and money markets and the businesses in Asia relate to emerging markets and transaction services.

None of the transfers described above represent a separate major line of business or geographical region, their results for the period are not presented as results from discontinued operations.

As at 31 December 2011 the assets and liabilities of disposal groups represented balances of a number of businesses in the Asian, EMEA and Latin American regions and remaining Private Equity portfolios within the Non-Core segment, as well as the remaining Dutch State acquired businesses. In addition, they included assets and liabilities relating largely to businesses in Singapore, Australia and Kazakhstan, which were transferred to RBS plc during the first half of 2012.

RBS Holdings N.V. – 2012 Interim results UNAUDITED	29

Notes to the condensed consolidated financial statements (continued)

8. Assets and liabilities of disposal groups (continued)

	30 June 2012			31 December 2011 €m
	June 2012 Transfers €m	Other €m	Total €m

Assets of disposal groups
Cash and balances at central banks	16,609	61	16,670	306
Loans and advances to banks	5,634	83	5,717	987
Loans and advances to customers	17,535	1,311	18,846	2,440
Debt securities and equity shares	6,393	234	6,627	1,502
Derivatives	3,647	-	3,647	739
Settlement balances	291	-	291	-
Intangible assets	55	-	55	306
Property, plant and equipment	158	1	159	94
Other assets	1,741	554	2,295	845

Assets of disposal groups	52,063	2,244	54,307	7,219

Liabilities of disposal groups
Deposits by banks	8,629	8	8,637	445
Customer accounts	26,164	992	27,156	2,826
Derivatives	4,094	-	4,094	1,052
Debt securities in issue	8,093	-	8,093	-
Settlement balances and short positions	481	-	481	393
Other liabilities	2,167	529	2,696	635

Liabilities of disposal groups	49,628	1,529	51,157	5,351

RBS Holdings N.V. – 2012 Interim results UNAUDITED	30

Notes to the condensed consolidated financial statements (continued)

9. Contingent liabilities and commitments
	30 June 2012 €m	31 December 2011 €m

Contingent liabilities
Guarantees and assets pledged as collateral security	20,180	20,903
Other contingent liabilities	2,167	2,294

Total	22,347	23,197

Commitments
Undrawn formal standby facilities, credit lines and other commitments to lend	18,461	22,277
Other commitments	117	101

Total	18,578	22,378

Additional contingent liabilities arise in the normal course of RBSH Group’s business. It is not anticipated that any material loss will arise from these transactions.

10. Litigation, investigations and reviews
The RBSG Group and certain RBSG Group members are party to legal proceedings, investigations and regulatory matters in the Netherlands, the United Kingdom, the United States and other jurisdictions, arising out of their normal business operations. All such matters are periodically reassessed with the assistance of external professional advisers, where appropriate, to determine the likelihood of RBSH Group incurring a liability. RBSH Group recognises a provision for a liability in relation to these matters when it is probable that an outflow of economic benefits will be required to settle an obligation which has arisen as a result of past events, and for which a reliable estimate can be made of the amount of the obligation.

In many proceedings, it is not possible to determine whether any loss is probable or to estimate the amount of any loss. Numerous legal and factual issues may need to be resolved, including through potentially lengthy discovery and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before a liability can be reasonably estimated for any claim. RBSH Group cannot predict if, how, or when such claims will be resolved or what the eventual settlement, fine, penalty or other relief, if any, may be, particularly for claims that are at an early stage in their development or where claimants seek substantial or indeterminate damages.

While the outcome of the legal proceedings, investigations and regulatory matters in which RBSH Group is involved is inherently uncertain, management believes that, based on the information available to it, appropriate provisions have been made in respect of legal proceedings, investigations and regulatory matters as at 30 June 2012.

Other than as set out in these sections entitled ‘Litigation’ and ‘Investigations and reviews’, no member of RBSH Group is or has been involved in any governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which RBS Holdings N.V. or RBS N.V. is aware) during the 12 months prior to the date of this document which may have, or have had in the recent past, significant effects on the financial position or profitability of RBS Holdings N.V, RBS N.V. and/or RBSH Group taken as a whole.

RBS Holdings N.V. – 2012 Interim results UNAUDITED	31

Notes to the condensed consolidated financial statements (continued)

10. Litigation, investigations and reviews (continued)
In each of the material legal proceedings, investigations and reviews described below, unless specifically noted otherwise, it is not possible to reliably estimate with any certainty the liability, if any, or the effect these proceedings, investigations and reviews, and any related developments, may have on RBSH Group. However, in the event that any such matters were resolved against RBSH Group, these matters could, individually or in the aggregate, have a material adverse effect on RBSH Group’s consolidated net assets, operating results or cash flows in any particular period.

Litigation
Madoff
In December 2010, Irving Picard, as Trustee for the bankruptcy estates of Bernard L. Madoff and Bernard L. Madoff Investment Securities LLC filed a claim against RBS N.V. for approximately US$271 million. This is a clawback action similar to claims filed against six other institutions in December 2010. RBS N.V. (or its subsidiaries) invested in Madoff funds through feeder funds. The Trustee alleges that RBS N.V. received US$71 million in redemptions from the feeder funds and US$200 million from its swap counterparties while RBS N.V. ‘knew or should have known of Madoff’s possible fraud.’ The Trustee alleges that those transfers were preferences or fraudulent conveyances under the US bankruptcy code and New York law and he asserts the purported right to claw them back for the benefit of Madoff’s estate. A further claim, for US$21.8 million, was filed in October 2011. RBSH Group considers that it has substantial and credible legal and factual defences to these claims and intends to defend itself vigorously.

London Interbank Offered Rate (LIBOR)
Certain members of RBSG Group have been named as defendants in a number of class actions and individual claims filed in the US with respect to the setting of LIBOR. The complaints are substantially similar and allege that certain members of RBSG Group and other panel banks individually and collectively violated US commodities and antitrust laws and state common law by manipulating LIBOR and prices of LIBOR-based derivatives in various markets through various means. RBSG Group considers that it has substantial and credible legal and factual defences to these and prospective claims.  It is possible that further claims may be threatened or brought in the US or elsewhere relating to the setting of interest rates or interest rate-related trading.

World Online
In November 2009, the Supreme Court in the Netherlands gave a declaratory judgment against World Online International N.V. (World Online), Goldman Sachs International and ABN AMRO Bank N.V. (now known as RBS N.V.) in relation to claims arising out of the World Online initial public offering of 2000. It held that these defendants had committed certain wrongful acts in connection with the initial public offering. The judgment did not establish liability or the amount of any loss. The defendant banks have paid settlement sums to certain investors and are in discussions regarding claims of other investors, including a potential new claim brought to RBSH Group's attention in December 2011 on behalf of a group of individuals linked to a company acquired by World Online in 2000. RBSH Group does not believe that such settlements or any final liability or loss will have a significant effect on RBSH Group's financial position or profitability.

RBS Holdings N.V. – 2012 Interim results UNAUDITED	32

Notes to the condensed consolidated financial statements (continued)

10. Litigation, investigations and reviews (continued)
Summary of other disputes, legal proceedings and litigation
In addition to the matters described above, members of RBSH Group are engaged in other legal proceedings in the Netherlands and a number of overseas jurisdictions, including the United Kingdom and the United States, involving claims by and against them arising in the ordinary course of business. RBSH Group has reviewed these other actual, threatened and known potential claims and proceedings and, after consulting with its legal advisers, does not expect that the outcome of any of these other claims and proceedings will have a significant effect on RBSH Group’s consolidated net assets, operating results or cash flows in any particular period.

Investigations and reviews
RBSH Group’s businesses and financial condition can be affected by the fiscal or other policies and actions of various governmental and regulatory authorities in the Netherlands, the United Kingdom, the European Union, the United States and elsewhere. RBSH Group has engaged, and will continue to engage, in discussions with relevant governmental and regulatory authorities, including in the Netherlands, the United Kingdom and the United States, on an ongoing and regular basis regarding operational, systems and control evaluations and issues including those related to compliance with applicable anti-bribery, anti-money laundering and sanctions regimes. It is possible that any matters discussed or identified may result in investigatory or other action being taken by governmental and regulatory authorities, increased costs being incurred by RBSH Group, remediation of systems and controls, public or private censure, restriction of RBSH Group’s business activities or fines. Any of these events or circumstances could have a significant effect on RBSH Group, its business, authorisations and licences, reputation, results of operations or the price of securities issued by it.

Political and regulatory scrutiny of the operation of retail banking and consumer credit industries in the Netherlands, the United Kingdom, the European Union, the United States and elsewhere continues. The nature and impact of future changes in policies and regulatory action are not predictable and are beyond RBSH Group’s control but could have a significant effect on RBSH Group’s consolidated net assets, operating results or cash flows in any particular period.

RBSH Group is cooperating fully with the investigations and reviews described below.

LIBOR
RBSG Group continues to co-operate fully with investigations by various governmental and regulatory authorities into its submissions, communications and procedures relating to the setting of LIBOR and other interest rates. RBSG is also under investigation by competition authorities in a number of jurisdictions.

The relevant authorities so far as RBSH Group is concerned include the European Commission, De Nederlandsche Bank and the Canadian Competition Bureau.  It is not possible to reliably measure what effect these investigations, any regulatory findings and any related developments may have on RBSH Group, including the timing and amount of fines or settlements.

RBS Holdings N.V. – 2012 Interim results UNAUDITED	33

Notes to the condensed consolidated financial statements (continued)

10. Litigation, investigations and reviews (continued)
Other Investigations
The Federal Reserve and state banking supervisors have been reviewing RBSG Group's US operations and RBSG and its subsidiaries have been required to make improvements with respect to various matters, including enterprise-wide governance, US Bank Secrecy Act and anti-money laundering compliance, risk management and asset quality. RBSG Group is in the process of implementing measures for matters identified to date.

On 27 July 2011, RBSG Group consented to the issuance of a Cease and Desist Order (the Order) setting forth measures required to address deficiencies related to governance, risk management and compliance systems and controls identified by the Federal Reserve and state banking supervisors during examinations of RBS plc and RBS N.V. branches in 2010. The Order requires RBSG Group to strengthen its US corporate governance structure, to develop an enterprise-wide risk management programme, and to develop and enhance its programmes to ensure compliance with US law, particularly the US Bank Secrecy Act and anti-money laundering laws, rules and regulations. RBSG Group has established a strategic and remedial programme of change to address the identified concerns and is committed to working closely with the US bank regulators to implement the remedial measures required by the Order.

RBSG Group’s operations include businesses outside the United States that are responsible for processing US dollar payments. RBSG Group is conducting a review of its policies, procedures and practices in respect of such payments and has initiated discussions with UK and US authorities to discuss its historical compliance with applicable laws and regulations, including US economic sanctions regulations.  Although RBSG Group cannot currently determine when the review of its operations will be completed or what the outcome of its discussions with UK and US authorities will be, the investigation costs, remediation required or liability incurred could have a material adverse effect on RBSH Group’s consolidated net assets, operating results or cash flows in any particular period.

RBSG Group may become subject to formal and informal supervisory actions and may be required by its US banking supervisors to take further actions and implement additional remedial measures with respect to these and additional matters. Any limitations or conditions placed on RBSG Group's activities in the United States, as well as the terms of any supervisory action applicable to RBSG and its subsidiaries, could have a material adverse effect on RBSH Group's consolidated net assets, operating results or cash flows in any particular period.

In March 2008, RBSG Group was advised by the SEC that it had commenced a non-public, formal investigation relating to RBSG Group’s United States sub-prime securities exposures and United States residential mortgage exposures. In December 2010, the SEC contacted RBSG Group and indicated that it would also examine valuations of various RBS N.V. structured products, including collateralised debt obligations.  With respect to the latter inquiry, in March 2012, the SEC communicated to RBSG Group that it had completed its investigation and that it did not, as of the date of that communication and based upon the information then in its possession, intend to recommend any enforcement action.

RBS Holdings N.V. – 2012 Interim results UNAUDITED	34

Notes to the condensed consolidated financial statements (continued)

11. Related party transactions
Related party transactions in the half year ended 30 June 2012 were similar in nature to those for the year ended 31 December 2011.

Full details of RBSH Group’s related party transactions for the year ended 31 December 2011 are included in RBS Holdings N.V.’s 2011 Annual Report and Accounts.

12. Date of approval
The results for the half year ended 30 June 2012 were approved by the Managing Board on 30 August 2012.

13. Post balance sheet events
There have been no significant events between 30 June 2012 and the date of approval of the interim results which would require a change to or additional disclosure in the announcement.

RBS Holdings N.V. – 2012 Interim results UNAUDITED	35

Risk and capital management

RBS Holdings N.V. – 2012 Interim results UNAUDITED	36

Risk and capital management

Capital resources
RBSH Group’s regulatory capital resources were as follows:

	30 June 2012 €m	31 December 2011 €m

Composition of regulatory capital

Tier 1
Ordinary shareholders' equity	2,483	3,318
Non-controlling interests	1	21
Adjustments for:
- Goodwill and other intangible assets - continuing	(10)	(10)
- Unrealised losses on available-for-sale (AFS) debt securities	2,840	3,066
- Unrealised gains on AFS equities	(90)	(148)
- Other regulatory adjustments	(871)	(1,298)

Core Tier 1 capital	4,353	4,949
Preference shares	2,566	2,511
Less deductions from Tier 1 capital	(915)	(427)

Total Tier 1 capital	6,004	7,033

Tier 2
Unrealised gains on AFS equities	90	148
Perpetual subordinated debt	3,348	3,699
Less deductions from Tier 2 capital	(555)	(591)

Total Tier 2 capital	2,883	3,256

Total regulatory capital	8,887	10,289

Risk weighted assets
Credit and counterparty risk	43,581	50,195
Market risk	4,924	5,353
Operational risk	2,994	3,163
Settlement risk	9	-

Total	51,508	58,711

Capital Ratios
Core Tier 1 ratio	8.5%	8.4%
Tier 1 ratio	11.7%	12.0%
Total capital ratio	17.3%	17.5%

RBS Holdings N.V. – 2012 Interim results UNAUDITED	37

Risk and capital management (continued)

Credit Risk

Asset quality by sector and geographical region
Credit risk is the risk of financial loss due to the failure of a customer to meet its obligation to settle outstanding amounts. The quantum and nature of credit risk assumed in RBSH Group’s different businesses varies considerably, while the overall credit risk outcome usually exhibits a high degree of correlation with the macroeconomic environment.

Loans and advances to customers by sector and geographical region
The following table analyses the balance sheet carrying value of loans and advances to customers (excluding reverse repurchase agreements and stock borrowing) by sector and geographical region.

Loans and advances to customers by sector and geographical region as at 30 June 2012

	30 June 20121				30 June 20122
	Netherlands €m	UK €m	Rest of World €m	Total €m	Netherlands €m	UK €m	Rest of World €m	Total €m

Central and local government	5	27	767	799	262	27	934	1,223
Manufacturing	175	22	1,433	1,630	1,615	22	5,036	6,673
Construction	31	-	47	78	195	-	169	364
Finance	108	1,599	262	1,969	899	1,599	1,904	4,402
Service industries and business activities	792	349	1,567	2,708	2,129	349	6,991	9,469
Agriculture, forestry and fishing	-	-	-	-	20	-	92	112
Property	10	76	113	199	300	76	307	683
Other business activities	79	239	206	524	1,293	239	1,379	2,911
Residential mortgages	321	-	435	756	323	-	533	856
Personal lending	-	-	247	247	-	-	424	424
Accrued interest	66	4	19	89	67	4	50	121

Loans and advances to customers – gross	1,587	2,316	5,096	8,999	7,103	2,316	17,819	27,238

Provision				(602)				(1,306)

Loans and advances to customers - net				8,397				25,932

Notes:
(1)	Excluding amounts related to the June 2012 Transfers which are classified as held for disposal as at 30 June 2012. For further details, refer to pages 29 and 30 of this report.
(2)
These amounts include the June 2012 Transfers which are classified as held for disposal as at 30 June 2012. For further details, refer to pages 29 and 30 of this report. This additional financial information has been prepared for illustrative purposes, to show the impact of the June 2012 Transfers on the risk management of RBS Holdings N.V., as at 30 June 2012.

RBS Holdings N.V. – 2012 Interim results UNAUDITED	38

Risk and capital management (continued)

Credit Risk (continued)

Loans and advances to customers by sector and geographical region as at 31 December 2011

	Netherlands €m	UK €m	Rest of World €m	Total €m

Central and local government	120	-	942	1,062
Manufacturing	806	92	6,302	7,200
Construction	551	-	498	1,049
Finance	1,190	1,903	2,050	5,143
Service industries and business activities	2,201	715	8,603	11,519
Agriculture, forestry and fishing	-	-	123	123
Property	301	31	369	701
Other business activities	781	138	1,706	2,625
Residential mortgages	431	-	694	1,125
Personal lending	-	-	420	420
Accrued interest	22	30	86	138

Loans and advances to customers - gross	6,403	2,909	21,793	31,105

Provision				(1,527)

Loans and advances to customers - net				29,578

Risk elements in lending, loans and reserves
Risk elements in lending (REIL) comprises impaired loans and accruing loans past due 90 days or more as to principal or interest.

Impaired loans comprise all loans for which an impairment provision has been established; for collectively assessed loans, impairment loss provisions are not allocated to individual loans and the entire portfolio is included in impaired loans.

Loans are classified as accruing loans past due 90 days or more where they are past due 90 days but where no impairment provision is recognised. This category is used for fully collateralised non revolving credit facilities.

	30 June 20121 €m	30 June 20122 €m	31 December 2011 €m

Impaired loans	643	1,716	1,930

Accruing loans past due 90 days or more	5	5	167

Total REIL	648	1,721	2,097

REIL as a % of gross lending to customers excluding reverse repos	7.2%	6.4%	6.8%

Notes:
(1)	Excluding amounts related to the June 2012 Transfers which are classified as held for disposal as at 30 June 2012. For further details, refer to pages 29 and 30 of this report.
(2)
These amounts include the June 2012 Transfers which are classified as held for disposal as at 30 June 2012. For further details, refer to pages 29 and 30 of this report. This additional financial information has been prepared for illustrative purposes, to show the impact of the June 2012 Transfers on the risk management of RBS Holdings N.V., as at 30 June 2012.

RBS Holdings N.V. – 2012 Interim results UNAUDITED	39

Risk and capital management (continued)

Potential problem loans

Potential problem loans (PPL) are loans for which an impairment event has taken place but no impairment provision is required. This category is used for fully collateralised advances which are not past due 90 days or revolving credit facilities where identification as 90 days overdue is not feasible.

	30 June 20121 €m	30 June 20122 €m	31 December 2011 €m

Potential problem loans	118	246	220

Notes:
(1)	Excluding amounts related to the June 2012 Transfers which are classified as held for disposal as at 30 June 2012. For further details, refer to pages 29 and 30 of this report.
(2)
These amounts include the June 2012 Transfers which are classified as held for disposal as at 30 June 2012. For further details, refer to pages 29 and 30 of this report. This additional financial information has been prepared for illustrative purposes, to show the impact of the June 2012 Transfers on the risk management of RBS Holdings N.V., as at 30 June 2012.

Both REIL and PPL are reported gross and take no account of the value of any security held which could reduce the eventual loss should it occur, nor of any provision marked. Therefore, impaired assets which are highly collateralised, such as mortgages, will have a low coverage ratio of provisions held against the reported impaired balance.

RBS Holdings N.V. – 2012 Interim results UNAUDITED	40

Risk and capital management (continued)

Credit Risk (continued)

Available-for-sale debt securities and reserves
The table below analyses AFS debt securities by issuer and related AFS reserves (net of tax). These amounts include the June 2012 Transfers which are classified as held for disposal as at 30 June 2012.

	30 June 2012
	Government €m	ABS €m	Other €m	Total €m	AFS reserves €m

Netherlands	734	6,504	166	7,404	(385)
Spain	35	5,594	-	5,629	(1,816)
Germany	1,770	300	51	2,121	(14)
US	1,965	57	60	2,082	(27)
France	513	648	9	1,170	(96)
Belgium	914	-	-	914	(116)
Austria	342	179	163	684	(70)
India	557	-	114	671	-
Italy	403	196	-	599	(160)
China	417	-	6	423	4
Romania	339	-	-	339	-
Denmark	336	-	-	336	-
Ireland	134	190	-	324	(71)
UK	-	228	4	232	(18)
Poland	120	-	79	199	-
Malaysia	198	-	-	198	-
Czech Republic	193	-	2	195	(2)
Multilateral/ Supranational	-	-	187	187	-
Norway	-	183	-	183	-
Republic of Korea	161	-	-	161	1
Thailand	154	-	-	154	-
Other	512	187	148	847	(70)

Total	9,797	14,266	989	25,052	(2,840)

RBS Holdings N.V. – 2012 Interim results UNAUDITED	41

Risk and capital management (continued)

Credit Risk (continued)

Available-for-sale debt securities and reserves (continued)

	31 December 2011

	Government €m	ABS €m	Other €m	Total €m	AFS reserves €m

Netherlands	746	6,764	170	7,680	(399)
Spain	39	7,623	-	7,662	(1,858)
Germany	4,739	791	131	5,661	(13)
US	2,485	162	41	2,688	63
France	1,967	623	9	2,599	(104)
Italy	842	190	-	1,032	(292)
Belgium	879	-	-	879	(139)
India	699	-	109	808	(4)
Austria	329	178	156	663	(71)
Denmark	504	-	-	504	-
China	471	-	-	471	1
Hong Kong	467	-	-	467	-
Greece	373	-	-	373	-
Sweden	34	289	-	323	(2)
Ireland	122	176	-	298	(95)
UK	-	250	8	258	(27)
Romania	207	-	-	207	-
Malaysia	194	-	-	194	-
Portugal	68	109	-	177	(116)
Other	911	207	331	1,449	(9)

Total	16,076	17,362	955	34,393	(3,065)

Key points
•
RBS Holdings N.V. holds €25.1 billion of debt securities classified as AFS the majority of which forms part of the liquidity buffer. Of the portfolio, €7.9 billion is Organisation for Economic Co-operation and Development (OECD) countries' central and local government issued debt, comprising mainly of exposures to European issuers (€5.7 billion).

•
Further positions in financial investments comprise €14.3 billion of mortgage and other asset-backed securities. Included therein are €6.5 billion residential mortgage-backed securities covered by the Dutch mortgage guarantee scheme and €6.7 billion residential mortgage covered bonds, of which €5.5 billion originated in Spain.

•
In the second quarter of 2011, as a result of the deterioration in Greece’s fiscal position and the announcement of proposals to restructure Greek government debt, RBSH Group concluded that the Greek sovereign debt was impaired and recorded an impairment loss of €0.9 billion in respect of Greek government bonds. In the first half of 2012, as part of Private Sector Involvement in the Greek government bail-out, the vast majority of this portfolio was exchanged for Greek sovereign debt and European Financial Stability Facility notes; the Greek sovereign debt received in the exchange was sold.

•	Ireland, Italy, Portugal and Spain are facing less acute fiscal difficulties and RBSH Group’s sovereign exposures to these countries were not considered impaired at 30 June 2012.

RBS Holdings N.V. – 2012 Interim results UNAUDITED	42

Risk and capital management (continued)

Country Risk
Country risk is the risk of material losses arising from significant country-specific events such as sovereign events (default or restructuring); economic events (contagion of sovereign default to other parts of the economy, cyclical economic shock); political events (transfer or convertibility restrictions and expropriation or nationalisation); and natural disaster or conflict. Such events have the potential to affect elements of RBSH Group’s credit portfolio that are directly or indirectly linked to the country in question and can also give rise to market, liquidity, operational and franchise risk related losses.

For an overview of country risk exposures at 31 December 2011, refer to the RBS Holdings N.V.’s Annual Report and Accounts 2011.

Key points
Reported exposures are affected by currency movements. Over the first half of 2012, the euro fell 2.1% against the US dollar and 3.5% against the British pound.

•
Balance-sheet and off-balance sheet exposure to most countries declined in the first half of 2012, as RBSH Group maintained a cautious stance and many clients reduced debt levels, and as migrations and novations of exposure from RBSH Group to RBS plc progressed. The reductions were seen in nearly all countries and product categories.  For analysis on movements on AFS securities by issuer, refer to previous page.

•
Total eurozone (excluding the Netherlands) lending exposure declined by €1.7 billion to €4.6 billion (-27%), derivatives and repos by €1.1 billion to €2.1 billion (-34%) and contingent liabilities and commitments by €0.6 billion to €9.3 billion (-6%).

•
Eurozone periphery (Spain, Italy, Ireland, Portugal, Greece, Cyprus) – Lending exposure to Italy decreased by €0.8 billion reflecting maturities in the manufacturing sector. Lending exposure to Greece fell to less than €0.2 billion, a reduction by €0.3 billion partly due to write-offs. Exposure to Cyprus amounted to €0.1 billion at 30 June 2012.

•	Eurozone non-periphery – Exposures were reduced in Luxembourg by €1.3 billion (largely maturing derivatives exposure) and Germany by €0.6 billion (mostly lower contingent obligations and commitments).

•	Outside the eurozone, lending exposure decreased by €0.6 billion in South Korea and by €0.6 billion in China, largely reflecting migrations and novations to RBS plc.

RBS Holdings N.V. – 2012 Interim results UNAUDITED	43

Risk and capital management (continued)

Market Risk
There have been no material changes to market risk in the trading book as disclosed in RBS Holdings N.V.’s Annual Report and Accounts for the year ended 31 December 2011, that may materially affect RBSH Group’s business, results of operations, or financial condition. The transfers in the first half of 2012 from RBSH Group to RBS plc, relating to businesses in Hong Kong and Singapore have reduced the RBSH Group trading VaR.

As part of the June 2012 Transfers, as discussed on pages 29 and 30 of this document, the amount of market risk is expected to reduce significantly by 31 December 2012, particularly in relation to exposures from the EMEA countries.

Funding and liquidity
RBS Holdings N.V.’s liquidity policy is designed to ensure that at all times RBS Holdings N.V. can meet its obligations as they fall due. Liquidity management within RBS Holdings N.V. addresses the overall balance sheet structure and the control, within prudent limits, of risk arising from the mismatch of maturities across the balance sheet and from the exposure to undrawn commitments and other contingent obligations.

Central Liquidity reserves
The table below shows the breakdown of liquid assets held by RBS Holdings N.V.

	30 June 2012 €m	31 December 2011 €m

Liquidity reserves

Cash and cash equivalents	15,598	14,346

Central and local government bonds
- AAA rated governments and US agencies	868	-
- AA- to AA+ rated governments	2,929	-
- Governments rated below AA	686	1,142
- Local government	2,316	5,143

	6,799	6,285
Unencumbered collateral
- AAA rated	904	3,907
- Below AAA rated and other high quality assets	-	3,536

	904	7,443

Total liquidity portfolio	23,301	28,074

Key points
•
The reduction in central and local government bonds was driven mainly by a reduction in Eurozone government bonds. AAA rated governments and US agencies and AA- to AA+ rated governments bonds in December 2011 were subject to repurchase transactions with RBS plc.

•
The reduction in unencumbered collateral was driven mainly by a reduction in Spanish institutional securities and accessing some funding through the European Central Banks long-term refinancing operation facility.

Repo agreements
At 30 June 2012, RBS Holdings N.V. had nil (31 December 2011 - €0.1 billion) of customer secured funding and €4 billion (31 December 2011 - €16.5 billion) of bank secured funding.

RBS Holdings N.V. – 2012 Interim results UNAUDITED	44

Risk and capital management (continued)

Funding breakdown
The tables below analyse the composition of RBS Holdings N.V.’s primary funding sources, excluding repurchase agreements and the maturity profile of RBS Holdings N.V.’s debt securities in issue and subordinated debt.

	30 June 20121		30 June 20122		31 December 2011
	€m	%	€m	%	€m	%

Due to banks	21,510	52.7	29,719	35.7	29,988	32.1

Issued debt securities:
- Commercial paper	266	0.6	266	0.3	1,563	1.7
- Certificates of deposits	2,426	6.0	2,427	2.9	2,326	2.5
- Medium term notes and other bonds	4,682	11.4	12,774	15.3	13,521	14.5
- Securitisations	268	0.6	268	0.4	304	0.3

Total issued debt securities	7,642	18.6	15,735	18.9	17,714	19.0

Subordinated liabilities	7,046	17.3	7,098	8.5	6,859	7.3

Total wholesale funding	36,198	88.6	52,552	63.1	54,561	58.4

Due to customers	4,634	11.4	30,721	36.9	38,842	41.6

Total funding	40,832	100.0	83,273	100.0	93,403	100.0

	30 June 20121
	Debt securities in issue €m	Subordinated liabilities €m	Total €m	%

Less than one year	3,563	34	3,597	24.5
1-5 years	3,156	2,751	5,907	40.2
More than 5 years	923	4,261	5,184	35.3

	7,642	7,046	14,688	100.0

	30 June 20122
	Debt securities in issue €m	Subordinated liabilities €m	Total €m	%

Less than one year	4,426	34	4,460	19.5
1-5 years	7,645	2,751	10,396	45.5
More than 5 years	3,664	4,313	7,977	35.0

	15,735	7,098	22,833	100.0

Notes:
(1)	Excluding amounts related to the June 2012 Transfers which are classified as held for disposal as at 30 June 2012. For further details, refer to pages 29 and 30 of this report.
(2)
These amounts include the June 2012 Transfers which are classified as held for disposal as at 30 June 2012. For further details, refer to pages 29 and 30 of this report. This additional financial information has been prepared for illustrative purposes, to show the impact of the June 2012 Transfers on the risk management of RBS Holdings N.V., as at 30 June 2012.

RBS Holdings N.V. – 2012 Interim results UNAUDITED	45

Risk and capital management (continued)

Funding breakdown (continued)

	31 December 2011
	Debt securities in issue €m	Subordinated debt €m	Total €m	%

Less than one year	5,598	61	5,659	23.0
1-5 years	8,588	2,728	11,316	46.1
More than 5 years	3,528	4,070	7,598	30.9

	17,714	6,859	24,573	100.0

RBS Holdings N.V. – 2012 Interim results UNAUDITED	46

Principal risks and uncertainties

RBS Holdings N.V. – 2012 Interim results UNAUDITED	47

Principal risks and uncertainties

Risk factors
Set out below is a summary of the principal risks and uncertainties facing RBSH Group. The principal risks and uncertainties facing RBSH Group are unchanged from those disclosed on pages 236 to 245 of the RBSH Group Annual Report & Accounts 2011.

Risks relating to RBSH Group
•	RBSH Group is reliant on the RBSG Group.
•	RBSH Group’s businesses and performance can be negatively affected by actual or perceived global economic and financial market conditions and by other geopolitical risks.
•	RBSH Group’s ability to meet its obligations including its funding commitments depends on RBSH Group’s ability to access sources of liquidity and funding.
•
The execution and/or any delay in the execution (or non-completion) of the approved Transfers of a substantial part of the business activities of RBS N.V. to RBS plc may have a material adverse effect on RBSH Group and may also negatively impact the value of securities issued by RBS Holdings and RBS N.V. (the Securities).

•
An extensive restructuring and balance sheet reduction programme of the RBSG Group is ongoing and may adversely affect RBSH Group’s business, results of operations, financial condition, capital ratios and liquidity and may also negatively impact the value of securities issued by RBS Holdings and RBS N.V.

•
As a condition to the RBSG Group receiving HM Treasury support, RBSH Group is prohibited from making discretionary coupon payments on, and exercising call options in relation to, certain of its existing hybrid capital instruments, which may impair RBSH Group’s ability to raise new capital through the issuance of Securities.

•
The financial performance of RBSH Group has been, and continues to be, materially affected by deteriorations in borrower and counterparty credit quality and further deteriorations could arise due to prevailing economic and market conditions and legal and regulatory developments.

•
RBSH Group’s earnings and financial condition have been, and its future earnings and financial condition may continue to be, materially affected by depressed asset valuations resulting from poor market conditions.

•
Changes in interest rates, foreign exchange rates, credit spreads, bond, equity and commodity prices, basis, volatility and correlation risks and other market factors have significantly affected and will continue to affect RBSH Group’s business and results of operations.

•	RBSH Group’s borrowing costs, its access to the debt capital markets and its liquidity depend significantly on its credit ratings.
•	RBSH Group’s business performance could be adversely affected if its capital is not managed effectively or as a result of changes to capital adequacy and liquidity requirements.
•	RBSH Group is and may be subject to litigation and regulatory investigations that may have a material impact on its business.
•
The value of certain financial instruments recorded at fair value is determined using financial models incorporating assumptions, judgements and estimates that may change over time or may ultimately not turn out to be accurate.

•	RBSH Group operates in markets that are highly competitive and its business and results of operations may be adversely affected.
•
RBSH Group could fail to attract or retain senior management, which may include members of RBSH Group’s Supervisory Board and Managing Board, or other key employees, and it may suffer if it does not maintain good employee relations.

RBS Holdings N.V. – 2012 Interim results UNAUDITED	48

Principal risks and uncertainties (continued)

•
Each of RBSH Group’s businesses is subject to substantial regulation and oversight. Significant regulatory developments, including changes in tax law, could have an adverse effect on how RBSH Group conducts its business and on its results of operations and financial condition.

•	RBSH Group may be required to make further contributions to its pension schemes if the value of pension fund assets is not sufficient to cover potential obligations.
•	Operational risks are inherent in RBSH Group’s businesses.
•	RBSH Group’s operations have inherent reputational risk.
•
The recoverability and regulatory capital treatment of certain deferred tax assets recognised by RBSH Group depends on RBSH Group’s ability to generate sufficient future taxable profits and there being no adverse changes to tax legislation, regulatory requirements or accounting standards.

•	The legal demerger of ABN AMRO Bank N.V. (as it was then named) has resulted in a cross liability that changes the legal recourse available to investors.
Risks relating to the Asset Protection Scheme and the Contracts.
•
The extensive governance, asset management and information requirements under the Scheme Conditions, which RBSH Group is required to comply with, or to ensure that RBS plc can comply with, pursuant to the Contracts may have an adverse impact on RBSH Group and the expected benefits of the APS.

•	Any changes to the expected regulatory capital treatment of the Contracts may have a material adverse impact on RBSH Group.

Investors should be aware that the materialisation of any of the above risks may adversely affect the value of any Securities.

RBS Holdings N.V. – 2012 Interim results UNAUDITED	49

Additional information

Contacts

RBSG Group Investor Relations
Investor.relations@rbs.com
+44 207 672 1758

RBSG Group Media Relations:
+44 131 523 4414 (UK)
+31 (0)20 464 1150 (NL)

RBS Holdings N.V. – 2012 Interim results UNAUDITED	50

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RBS HOLDINGS N.V.
Date:	August 31, 2012	By:	/s/ Pieter van der Harst
			Name:	Pieter van der Harst
			Title:	Chief Financial Officer